U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO 1 TO
                                      Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-30646


                            Ciro International, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                   445 Fifth Avenue, New York, New York 10016
    -----------------------------------------------------------------------
    Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                       N/A
         --------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)  |X|   Rule 12h-3(b)(1)(i)    |_|
            Rule 12g-4(a)(1)(ii) |_|   Rule 12h-3(b)(1)(ii)   |_|
            Rule 12g-4(a)(2)(i)  |_|   Rule 12h-3(b)(2)(i)    |_|
            Rule 12g-4(a)(2)(ii) |_|   Rule 12h-3(b)(2)(ii)   |_|

Approximate number of holders of record as of the certification or notice date: 30

This amends the Registrant's Form 15 filed on April 9, 2003 with the U. S. Securities and Exchange Commission. It has been less than ninety (90) days since the Registrant filed its original Form 15, as a "Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934."

The Registrant hereby gives notice to rescind its Form 15 filed on April 9, 2003, and files this amendment to continue its active Registration (Commission File Number: 000-30646) with the U. S. Securities and Exchange Commission.
The Registrant further intends to bring all of its filings on Form 10-KSB and Form 10-QSB up-to-date.

Pursuant to the requirements of the Securities Exchange Act of 1934 Ciro International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 7, 2003                      CIRO INTERNATIONAL, INC.


                                        By:     /s/ Helen R. Park
                                           ------------------------------------
                                           Name:    Helen R. Park
                                           Title:   President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.